U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

Arrowgrass Urges Fellow Ensco Shareholders to Vote Against Proposed Merger with Atwood

Significant Ensco shareholder believes the acquisition of Atwood is not in the best interests of Ensco’s shareholders due to its excessive price, inopportune timing, and unacceptable risk

NEW YORK, August 3, 2017 /PR Newswire/ – Arrowgrass Capital Partners (US) LP today sent a letter and a slide presentation to the Board of Directors of Ensco plc (NYSE: ESV) and Ensco shareholders regarding Ensco’s proposed merger with Atwood Oceanics, Inc.

The full text of the letter is below and the slide presentation is being filed with the Securities Exchange Commission (SEC) and will be available on the SEC’s website at www.sec.gov.

An Open Letter to The Ensco Board of Directors and fellow Ensco Shareholders

Dear Fellow Shareholders:

 We strongly believe that Ensco’s proposed acquisition of Atwood is not in the best interests of Ensco’s shareholders due to its high cost, inopportune timing, and excessive risk.  Over the past few years, as Ensco has navigated a challenged industry, we have supported the company’s actions to strengthen its balance sheet, including through the issuance of both convertible debt and equity.  However, the proposed acquisition of Atwood, and the associated issuance of substantial equity and assumption of significant liabilities, represents a severe departure from Ensco’s long history of prudence and sound judgement, which had heretofore situated Ensco in a superior financial position relative to its competitors.  We are disappointed to witness years of consistency, hard work, and discipline jeopardized by this unwise transaction.
While we acknowledge that gradual industry consolidation is inevitable and that Atwood has some valuable, top-quartile assets, we do not think that Atwood’s assets are particularly unique in the context of an industry with several financially distressed companies with high-quality assets, nor do we think it is a strategic imperative for Ensco to acquire them.
According to Ensco’s own forecasts, prior to the announcement of the proposed transaction, Atwood was quickly approaching a dangerous financial predicament.  The proposed gifting of almost a third of Ensco’s equity capital to Atwood is effectively Ensco shareholder-sponsored charity for the benefit of Atwood bondholders and shareholders.  This charity imprudently increases the risks and leverage of a pro forma Ensco at a time when financial flexibility to withstand distressed industry conditions should be the primary strategic consideration.  Moreover, careful navigation of such conditions is what Ensco’s shareholders have rightly come to expect from management.
Simply because Ensco has identified some desirable assets in Atwood’s fleet does not mean that this deal, at this time, and at this price, merits shareholder support.  The material underperformance of Ensco shares since the announcement of this transaction suggests that its acute flaws are as obvious to most shareholders as they are to us.

Fortunately, we shareholders have an opportunity to protect our financial interests at the upcoming Ensco shareholder meeting to vote on the Atwood acquisition.  We urge all Ensco shareholders to vote against this dilutive and imprudent transaction.

Industry Context
We think offshore production will play an important role in meeting the world's medium and long term demand for oil and gas. US L48 onshore production (currently at 6.9 million bpd) will be a key component, but more sources will be needed to satisfy demand (estimated at 98 million bpd for 2017 by the International Energy Agency) over time.
However, it is impossible to predict for how long the current crude supply glut will last, when the offshore cycle will turn, or the trajectory of that recovery.  There is a long list of offshore bankruptcies, distressed balance sheets, and very poorly-timed multi-billion dollar new-build programs that attest to the difficulty of anticipating how quickly and violently market conditions can change.
It is our view that the best way to maximize shareholder value is to maintain a solid balance sheet with a significant “margin of safety” that can withstand the prevailing harsh environment for a long period of time.  In fact, we would argue that, inasmuch as the equity component of enterprise value for offshore drillers is currently an “option” on recovery, duration is the most important input by far.
There are several examples demonstrating that the most critical asset for an offshore driller is a strong balance sheet and not necessarily the highest fleet quality.  Seadrill, OceanRig and Pacific Drilling all have some of the best, newest and highest-specification rigs in the world.  Yet all three of them face serious balance sheet stress.  OceanRig, for example, filed for Chapter 15 bankruptcy in March 2017.  On the other hand, Diamond Offshore, which was often criticized in the past for not having a "top quartile" fleet, is the second best performing stock in the peer group since the oil downturn started three years ago, outperforming virtually all of its “high quality fleet” peers.  To be clear, a higher quality fleet can be a valuable asset, but only if obtained at an appropriate price, and it should not come at the expense of balance sheet strength.
We are by no means advocating that maintaining a prudent balance sheet means only playing defense.  Quite to the contrary, being in a position of financial strength will be crucial to allowing Ensco to take advantage of the compelling opportunities that this highly cyclical industry will inevitably bring.  Unfortunately, the proposed transaction with Atwood is at the wrong time and at the wrong price.

Consolidation
We do think that consolidation in the industry – under the right circumstances – makes sense and can create value. However, we believe that a prudent course of action is not to take a reckless gamble on unpredictable oil prices, but instead to pursue transactions that satisfy three key criteria:
A.	maintains or improves balance sheet “margin of safety” ;

B.	leverages Ensco’s superior position to negotiate the best possible deal for shareholders; and

C.	enhances Ensco’s fleet at an attractive price.

The Atwood transaction fails to meet all three criteria.

A)	Reduces Balance Sheet Flexibility
While the proposed Atwood transaction is an all stock deal, Ensco is on-boarding Atwood's highly leveraged balance sheet ($1.3 billion in gross debt plus new-build commitments of $300 million). Ensco also expects Atwood to burn cash over the next 3 years (per Form S-4 “Case B”, described in the preliminary proxy statement as ”more reflective of the then-current market outlook”). According to Ensco’s own estimates, the implied pro-forma multiple of net debt to EBITDA of the combined company by the end of 2018 would be 10.0x, up from 7.7x for standalone Ensco.
The higher balance sheet risk has had a clearly negative impact on Ensco’s credit with the yield on its 6-⅞ % bonds due 2020 increasing to 6.1% (from 4.7% before the transaction’s announcement) and on its 5-¾ % bonds due 2044 increasing to 9.2% (from 8.3%). Following the transaction’s announcement, both Moody's and S&P placed Ensco bonds on negative watch for a possible downgrade.
Besides the leveraging impact of the transaction, liquidity is also compromised. While pro forma Ensco would have $1.2 billion in cash post-closing, this is much lower than the $2.1 billion in cash Ensco would hold on a standalone basis (as of March 2017).  Moreover, pro forma Ensco would have a considerably worse free cash flow profile and higher newbuild capital commitments. We estimate that the pro forma company would have at least one and more likely two fewer years of “runway” in the event of prolonged market stress.  This has already dramatically impacted Ensco’s valuation.

B) Poorly Timed for Ensco
We estimate that Ensco's forecasts (Case B) imply that Atwood would burn over $300 million in cash through 2020. The total of ATW’s maturities between now and February 2020 is $1.3 billion. Atwood would face imminent, serious balance sheet stress if Ensco’s estimates are correct.
Since the transaction was announced, Atwood has been unable to renew a key contract for its Atwood Advantage drillship.  We estimate this will have a negative impact of approximately $20 million to Atwood’s annualized EBITDA (relative to consensus estimates for Atwood’s calendar year 2018 EBITDA of $39 million). This is a material setback for Atwood and, if it were not for Ensco’s bid, we believe it would likely have had a significantly negative impact on Atwood’s share price.  Atwood’s position was weak and will only become worse over the next two years according to Ensco’s forecasts.  And while the duration of this downturn remains unknown, it is very unlikely for activity to revive sufficiently in the next two years to alleviate Atwood’s stress.
On July 31, 2017, Diamond Offshore’s CEO discussed current market opportunities: “… at current prices, deal economics simply don't work for us” ... “one of the basic principles of value creation is knowing the true value of an asset and being prepared to take action when the time is right and we don't think we’re at that point right now”.
While Ensco’s timing may have been motivated by some of Ensco’s competitors having sniffed at Atwood, they were clearly unwilling to proceed with a transaction at Ensco’s price or at all.  In any event, should Atwood’s assets wind up elsewhere for an inappropriate price, we would refer to Napoleon’s maxim: “never interfere with the enemy while he is in the process of making a mistake.”

C) Wrong Price
We do not dispute the quality of Atwood’s fleet. But the agreed consideration is absolutely the wrong price for Ensco to pay.  Ensco should not be giving away 31% of the pro forma entity to a company that would otherwise be heading towards  balance sheet uncertainty.

The agreed price of $10.72/share is so extreme that it is well above even the value arrived at by Atwood's own financial advisor.  Atwood’s financial advisor arrived at a range of $4.46-7.24/share using an "Illustrative DCF - Asset Life Model" and a range of $4.67-$11.46/share using an "Illustrative 5-yr DCF" (Source: Form S-4 dated 7/20/2017).  Using the mid-point, Ensco is effectively paying a premium of 83% and 33%, respectively, on an all-stock merger. Further, the 5-yr DCF is anchored by a terminal value derived by applying a 5.5-7.5x multiple to Atwood's 2021 EBITDA forecast of $408 million.  This  "perpetuity value" represents over 90% of the DCF valuation while relying on an EBITDA forecast that implies a dayrate of ~$400k for the drillships with ~95% utilization. This is a particularly aggressive assumption considering that leading edge day rates are <$200k/day and current market utilization is in the 60% range.  Even with these “best case” assumptions, Atwood's advisor struggled to justify the price that Ensco agreed to pay.
Ensco's advisors were able to contort themselves to justify the price paid for Atwood but only by using some heroic assumptions.  Ensco's advisor used a WACC for Atwood of 8.1%-9.3% through 2020 and 8.4%-9.6% thereafter (Source: Form S-4 dated 7/20/2017). Atwood's bonds before the deal were trading at a 12.5% yield.  Atwood's advisors used a WACC of 13-15%.  At an appropriate discount rate, even with overly favourable financial forecasts, Atwood shares would be worth nowhere near the price Ensco agreed to pay.

From a "relative value" as opposed to DCF perspective, this transaction represents a massive value transfer from Ensco shareholders to Atwood at an inopportune time. The proposed exchange ratio of 1.6x Ensco shares for each Atwood share represents the highest relative valuation of the two companies in over 17 years of trading history.
Synergies are another consideration, estimated by management at $65 million.  Of course we should consider, as an offset, that we have no visibility as to when Atwood’s fleet could be substantially contracted.  Thus, even if acquired at a substantial discount to newbuild costs, its fleet is an indefinite drag on already-scarce cash flow, on top of the incremental leverage – in other words, an enormous potential dis-synergy.  Nevertheless, to the extent that some operational synergies might be realized, we feel very strongly that any such synergies should accrue almost entirely to Ensco shareholders and not to shareholders of the company approaching distress and being bailed out by Ensco. Unfortunately, we think Atwood shareholders and bondholders are getting virtually all the benefits from this misguided transaction. It is simply unacceptable.
The proposed transaction is an amazing gift for Atwood shareholders who will receive a 32% up-front premium, and a premium of over 50% based on the 3- and 5-year historic average share ratios of the companies.  Again, this is for an all-stock merger which would typically be done at a low premium and after which, Ensco’s and Atwood’s shareholders might share future upside pro rata.  By contrast, for Ensco, this transaction demonstrably destroys value.  It increases leverage and curtails financial flexibility.  We need look no further than the market’s reaction to the deal and Ensco’s dramatic underperformance relative to its peers since proposing to acquire Atwood.
We believe voting down the Atwood transaction will preserve Ensco’s strong balance sheet and help restore the market value destroyed by the deal’s announcement.  We respectfully present these thoughts and urge fellow shareholders who feel similarly to make their views known and to vote against this proposed deal.

For questions contact Michael Edwards (tel: 212-584-5932, email: me@arrowgrass.com) and or Daniel Henriques (tel: 212-584-5944, email: daniel.henriques@arrowgrass.com) at Arrowgrass.    We have also engaged legal counsel in connection with this matter.  Please contact Richard Brand at Cadwalader, Wickersham & Taft LLP (tel: 212-504-5757, email: richard.brand@cwt.com) for questions of a legal nature.

Regards,
Michael Edwards - Partner and US Head
Daniel Henriques - Head of Energy
 Arrowgrass Capital Partners

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About Arrowgrass

Arrowgrass Capital Partners is a London headquartered alternative asset manager that was founded in February 2008. As of August 1, 2017, the firm managed approximately $6.2 billion and had 144 employees across its New York and London offices.

Arrowgrass Capital Partners LLP is FCA regulated and both Arrowgrass Capital Partners LLP and Arrowgrass Capital Partners (US) LP (together, “Arrowgrass”) are registered with the SEC and CFTC.

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